Appendix A – Preferability Letter

Exhibit 18.1

November 5, 2020

Board of Directors

Triumph Group, Inc.

Berwyn, Pennsylvania

Ladies and Gentlemen:

Note 1 of the Notes to the Consolidated Condensed Financial Statements of Triumph Group Inc. (the Company) included in its Quarterly Report on Form 10-Q for the three-month period ended September 30, 2020, describes changes in the Company’s method of accounting for determining the expected return on the fixed income securities held within the plan assets of the qualified U.S. defined benefit plan. The changes in the method of computing expected returns on fixed income securities is from a method that utilizes a calculated value of fixed income securities and includes changes in the fair values of the fixed income securities over a period of five years to a method that includes the actual fair values of fixed income securities. There are no authoritative criteria for determining a “preferable” method of accounting for calculating the expected returns on plan assets based on the particular circumstances; however, we conclude that such a change in method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to March 31, 2020, and therefore we do not express any opinion on any financial Statements of the Company subsequent to that date.

Very truly yours,

/s/ Ernst &  Young LLP

Philadelphia, Pennsylvania